Tocqueville Trust
40 West 57th Street, 19th Floor
New York, New York 10019

February 9, 2015

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TOCQUEVILLE TRUST (the “Registrant”) File Nos. 033-08746 and 811-04840

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on February 4, 2015 regarding your review of the recent shareholder report filed on Form N-CSR by the Registrant.  For your convenience in reviewing the Registrant’s responses, your comments are included in bold typeface immediately followed by the Registrant’s responses.

In addition, in connection with this filing, the Registrant hereby makes the following representations:

1.
The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2.
The Registrant acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Registrant represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Registrant’s responses to your comments are as follows:

1.	Comment:	Please clarify what is represented by the return of capital receivable listed in the Statement of Assets and Liabilities for the Tocqueville Fund and the Tocqueville Opportunity Fund.

Response:
The return of capital receivable listed in the Statement of Assets and Liabilities for the Tocqueville Fund and the Tocqueville Opportunity Fund is from a declared dividend by an investment in a partnership that is held by each of the Funds.

2.	Comment:
The Staff notes that the Tocqueville Fund and the Tocqueville Opportunity Fund each borrowed from a line of credit during the fiscal year ended October 31, 2014, but that the Prospectus for these funds does not include any disclosure with respect to the use of leverage or borrowing.  Please consider whether the use of leverage or borrowing by these funds is material, and if so address the steps the Registrant will take to ensure appropriate disclosure is made in the Prospectus.

Response:
The Tocqueville Trust’s line of credit is for temporary and emergency purposes only, and is not considered by the Registrant to be material to the Funds’ investment strategies.  The Registrant has included disclosure with respect to the Funds’ use of borrowing in the discussion of the Funds’ investment policies and risks included in the Funds’ Statement of Additional Information.  In addition, the Tocqueville Alternative Strategies Fund may borrow funds or obtain other forms of leverage (by entering into short sales or investing in listed options) in connection with implementing its investment strategies, subject to applicable regulatory limits and related SEC guidance on asset coverage for certain types of investments with embedded leverage.  The Registrant has included disclosure of these strategies in the discussion of principal investment strategies in the Prospectus for the Tocqueville Alternative Strategies Fund.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP